Exhibit 99.3

NuCana Reports Third Quarter 2025 Financial Results and Provides Business

Update

Announced Encouraging Data on both NUC-7738 and NUC-3373

Initial Data from the Expansion Study of NUC-7738 Expected in Q4 2025 with Final Data Expected in 2026

Compliant with All Nasdaq Continued Listing Criteria

Well Capitalized with Anticipated Cash Runway into 2029

Edinburgh, United Kingdom, November 13, 2025 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) announced financial results for the third quarter ended September 30, 2025 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“We recently announced promising data for both NUC-7738 and NUC-3373 that continue to support the potential of our ProTides to deliver significantly improved treatment outcomes for patients with cancer,” said Hugh S. Griffith, NuCana’s Chief Executive Officer. “For NUC-7738, we presented new data at the European Society for Medical Oncology (ESMO) Congress 2025 on NUC-7738 in combination with PD-1 inhibitors in a real-time organoid model system, which revealed that NUC-7738 enhances the effectiveness of PD-1 inhibitors, resulting in increased tumor cell killing. These data demonstrate the benefit of combining PD-1 inhibitors with NUC-7738, similar to that seen in patients on the ongoing NuTide:701 study. Based on the exciting initial data from this study, we are currently recruiting an additional 28 patients with PD-1 inhibitor-resistant melanoma and plan to meet with the U.S. Food and Drug Administration to discuss the data from this study to determine the optimal registration strategy to support potential marketing approval.”

Mr. Griffith continued, “We also presented new clinical data from the NuTide:303 study, where encouraging signals of durable activity were observed in patients treated with NUC-3373 plus pembrolizumab who had exhausted all standard treatment options, including prior PD-1 inhibitors. Notably, one patient with melanoma remains progression-free at 23 months and continues to exhibit a partial response with an 81% reduction in target lesions. Another patient with urothelial carcinoma of the bladder achieved a 100% reduction in their target lesions and remained on treatment for over 15 months. These clinical findings are further supported by nonclinical data published in September 2025, which corroborate the immunogenic effects of NUC-3373 observed in patients, particularly in combination with a PD-1 inhibitor. We are currently evaluating optimal combinations and indications for further clinical studies of NUC-3373, while continuing to maintain our anticipated cash runway into 2029.”

Mr. Griffith concluded, “Lastly, we have significantly strengthened our balance sheet via the strategic utilization of our at-the-market (“ATM”) program in July, extending our cash runway into 2029 and through key value-driving milestones. This initiative, together with the financing in May, raised gross proceeds of $38.4 million, and with multiple data readouts ahead, we are well-positioned to deliver on our mission of improving treatment outcomes for patients with cancer.”

Anticipated Milestones

•	NUC-7738

•	Announce initial data from the Phase 1/2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in Q4 2025;

•	Obtain regulatory guidance from the U.S. Food and Drug Administration on pivotal study design for NUC-7738 in melanoma in 2026; and

•	Announce final data from the Phase 1/2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab in 2026.

•	NUC-3373

•	Announce nonclinical data on further characterization of mode of action and target indications in 2026.

Third Quarter 2025 Financial Highlights and Cash Position

As of September 30, 2025, NuCana had cash and cash equivalents of £25.2 million compared to £8.4 million at June 30, 2025 and £6.7 million at December 31, 2024.

In July 2025, NuCana raised, through the ATM program, £19.0 million in gross proceeds before expenses and commission. On July 21, 2025, having raised the full amount of capital required, NuCana announced it had successfully canceled all remaining Series A Warrants issued in the May 2025 financing, in exchange for payments totaling $3.6 million. This initiative fully eliminated all overhanging rights from the May 2025 financing.

NuCana anticipates its cash and cash equivalents at September 30, 2025 will be sufficient to fund its planned operations into 2029.

NuCana reported a net loss of £0.3 million for the quarter ended September 30, 2025, which includes other income of £2.7 million, as compared to a net loss of £4.5 million for the quarter ended September 30, 2024. Basic and diluted loss per ordinary share was £0.00 for the quarter ended September 30, 2025, as compared to a loss per ordinary share of £0.07 for the comparable quarter ended September 30, 2024.

NuCana reported a net loss of £26.9 million for the nine months ended September 30, 2025, as compared to a net loss of £18.3 million for the nine months ended September 30, 2024. The net loss for the nine months ended September 30, 2025 included the following non-cash or non-recurring items:

•	Finance expense of £12.6 million (2024: £nil) relating to the non-cash loss on fair value revaluation of the warrants issued in the May 2025 financing;

•	Professional fees of £1.4 million (2024: £nil) related to the issue of warrants; and

•	Share-based payment expenses of £9.1 million (2024: £1.7 million); partly offset by

•	Other income of £2.7 million (2024: £nil).

Basic and diluted loss per ordinary share was £0.00 for the nine months ended September 30, 2025, as compared to a loss per ordinary share of £0.32 for the comparable nine months ended September 30, 2024.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(2,172)	(3,736)	(11,001)	(17,288)
Administrative expenses	(1,399)	(1,358)	(6,989)	(4,448)
Other income	2,692	—	2,692	—
Net foreign exchange gains (losses)	100	(229)	(161)	(208)

Operating loss	(779)	(5,323)	(15,459)	(21,944)
Finance income	153	72	213	283
Finance expense	—	—	(12,648)	—

Loss before tax	(626)	(5,251)	(27,894)	(21,661)
Income tax credit	345	740	1,026	3,317

Loss for the period attributable to equity holders of the Company	(281)	(4,511)	(26,868)	(18,344)

Basic and diluted loss per ordinary share	(0.00)	(0.07)	(0.00)	(0.32)

Unaudited Condensed Consolidated Statements of Financial Position As At

	September 30, 2025	December 31, 2024
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,197	2,199
Property, plant and equipment	157	197
Deferred tax asset	123	113

	2,477	2,509
Current assets
Prepayments, accrued income and other receivables	2,976	922
Current income tax receivable	1,613	4,594
Cash and cash equivalents	25,249	6,749

	29,838	12,265

Total assets	32,315	14,774

Equity and liabilities
Capital and reserves
Share capital and share premium	189,586	151,827
Other reserves	86,599	78,421
Accumulated deficit	(250,259)	(224,294)

Total equity attributable to equity holders of the Company	25,926	5,954

Non-current liabilities
Provisions	58	37
Lease liabilities	60	117

	118	154
Current liabilities
Trade payables	1,662	2,705
Payroll taxes and social security	115	134
Accrued expenditure	4,418	5,714
Lease liabilities	76	73
Provisions	—	40

	6,271	8,666
Total liabilities	6,389	8,820

Total equity and liabilities	32,315	14,774

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30,
	2025	2024
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(26,868)	(18,344)
Adjustments for:
Income tax credit	(1,026)	(3,317)
Amortization and depreciation	205	407
Movement in provisions	(40)	—
Finance income	(213)	(283)
Finance expense	12,648	—
Interest expense on lease liabilities	7	14
Share-based payments	9,143	1,667
Net foreign exchange losses	221	244

	(5,923)	(19,612)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(2,023)	1,500
(Decrease) increase in trade payables	(1,044)	2,668
Decrease in payroll taxes, social security and accrued expenditure	(1,315)	(234)

Movements in working capital	(4,382)	3,934

Cash used in operations	(10,305)	(15,678)

Net income tax received	3,988	4,015

Net cash used in operating activities	(6,317)	(11,663)

Cash flows from investing activities
Interest received	168	299
Payments for property, plant and equipment	—	(3)
Payments for intangible assets	(143)	(239)

Net cash from investing activities	25	57

Cash flows from financing activities
Payments for lease liabilities	(61)	(188)
Proceeds from exercise of share options	1	7
Proceeds from issue of share capital	20,185	6,371
Proceeds from exercise of warrants	4,436	—
Proceeds from issue of warrants	4,439	—
Payment for cancellation of warrants	(2,655)	—
Share issue expenses	(1,346)	(191)

Net cash from financing activities	24,999	5,999

Net increase (decrease) in cash and cash equivalents	18,707	(5,607)
Cash and cash equivalents at beginning of period	6,749	17,225

Effect of exchange rate changes on cash and cash equivalents	(207)	(267)

Cash and cash equivalents at end of period	25,249	11,351

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com